EXHIBIT 23.1


LUGOWY ASSOCIATES
Chartered Accountants
Effort Square, Suite 506, 105 Main Street East
Hamilton, Ontario, Canada L8N 1G6

August 25, 2000

Board of Directors
Astris Energi Inc.
2175 Dunwin Drive, Unit 6
Mississauga, Ont.
L5L 1X2

Dear Sirs:

We have read the audited financials statements of Astris Energi Inc. for each of the December 31, 1999 and December 31, 1998 fiscal year ends. These financial statements were audited by Charles Havill, Chartered Accountant under Auditor's Report dated May 8, 2000. (Except for Note 5 which is of May 23, 2000).

These financial statements were prepared under Canadian generally accepted accounting principles (GAAP). Our reading of these financial statements indicated there would not be any significant differences in reporting should these financial statements have been prepared under U.S.A. GAAP.

Your very truly,
LUGOWY ASSOCIATES

/s/ Dennis A. Lugowy, B.A., C.A., C.P.A.
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Managing Partner